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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              HIGHLAND RIDGE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   -----------
                                 (CUSIP Number)

                            Laura E. Anthony, Esquire
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401
                                  (561)514-0936
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 6, 2007
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section ss.240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Michael Anthony
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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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   3.   SEC Use Only

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   4.   Source of Funds (See Instructions)

        PF
 ------------------------------------------------------------------------------
   5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)
                                                                             |_|
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   6.   Citizenship or Place of Organization
        United States
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Number of                         7.   Sole Voting Power
Shares                                 880,000 common
                                       1,000,000 Series B Preferred
Beneficially                      ---------------------------------------------
Owned by                          8.   Shared Voting Power
Each                                   0
Reporting                         ---------------------------------------------
Person                            9.   Sole Dispositive Power
With                                   880,000 common
                                       1,000,000 Series B Preferred
                                  ---------------------------------------------
                                 10.   Shared Dispositive Power
                                       0
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  11.   Aggregate Amount Beneficially Owned by Each Reporting Person

        880,000 common
        1,000,000 Series B Preferred
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  12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                                                                             |_|
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  13.   Percent of Class Represented by Amount in Row (11)

        common 89.15%
        Preferred - 100%
-------------------------------------------------------------------------------
  14.   Type of Reporting Person (See Instructions)

        IN
-------------------------------------------------------------------------------


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ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), and Series B Preferred Stock, par value $0.001 per share (Preferred Stock) of Highland Ridge, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is c/o 330 Clematis Street, Suite 217, West Palm Beach, Florida 33401


ITEM 2. IDENTITY AND BACKGROUND.

        (a)   Michael Anthony

        (b) Business Address: 330 Clematis Street, Suite 217, West Palm Beach, Florida 33401.

       (c) President of Real Estate acquisition, development and service provider business; Consultant; and current President of Issuer

        (d)   Criminal Proceedings: None

        (e)   Civil Proceedings: None

        (f)   Citizenship: United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         From May, 2007 through August, 2008 Century Capital Partners, LLC invested $6,608.00 into Highland Ridge, Inc. as paid in capital which funds were used to pay ongoing administrative expenses, including but not limited to, outstanding transfer agent fees, state reinstatement and filing fees and all costs associated with conducting the shareholders meeting.

         In exchange for the capital investment by Century Capital Partners, on December 6, 2007, Highland Ridge issued forty four million (44,000,000) shares of restricted $.001 par value common stock (880,000 shares post reverse).

         Michael Anthony is the sole member of Century Capital Partners, LLC.

         On or near August 12, 2008, Corporate Services International Profit Sharing Plan contributed $30,000 as paid in capital to Highland Ridge in exchange for 1,000,000 shares of Series B Preferred Stock. Corporate Services International Profit Sharing Plan is a private profit sharing plan for which Michael Anthony, is the sole beneficiary. Highland Ridge has used and shall continue to use these funds to pay the costs and expenses necessary to revive the Company's business and implement the Company's business plan. Such expenses include, without limitation, fees to redomicile the Company to the state of Delaware; payment of state filing fees; transfer agent fees; accounting and legal fees; and costs associated with preparing and filing this Registration Statement, etc.

         All funds were the personal funds of Mr. Anthony, Century Capital Partners and Corporate Services International Profit Sharing Plan.

ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the transaction was to obtain the necessary capital contribution in order to pay for the costs of reinstating the Company with the

                                       2
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state and paying all past due franchise taxes, reinstating the Company and bringing it into good standing with its transfer agent, hold a shareholder's meeting, and to have audited financial statements prepared and to have the necessary filings with the Securities and Exchange Commission, so as to make the Company a reporting company. In addition, the Company requires ongoing consulting and advisory services to assist in ensuring the completion and filing of reports to keep the Company compliant with the Securities Act of 1934. Moreover, the Company requires the ongoing services of a committed and interested individual and entity, to assist the Company with locating a viable merger partner and properly consummating such transaction. Accordingly, in addition to obtaining a capital contribution, the purpose of the transaction, was to obtain the current and ongoing services of Michael Anthony.

         Mr. Anthony does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in
Item 4(a)-(j) of Schedule 13D. However, upon ensuring that the Company is current and compliant in its reporting obligations under the Securities Exchange Act of 1934, Mr. Anthony shall seek a merger or acquisition partner which could result in a transaction under Item 4(b) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Anthony is deemed the beneficial owner of 880,000 shares of Common Stock of the Company representing 89.15% of the Common Stock of the Company outstanding and 1,000,000 shares of Series B Preferred Stock representing 100% of the preferred stock outstanding. Mr. Anthony does not own any options, however the Series B Preferred Stock is convertible into ten (10) shares of common stock per preferred share.

        (b) Mr. Anthony has sole voting power over 880,000 shares of the Common Stock and 1,000,000 shares of Series B Preferred Stock and shared voting power over 0 shares of the Common Stock or Preferred Stock. He has sole dispositive power over 880,000 shares of the Common Stock and 1,000,000 shares of Preferred Stock and shared dispositive power over 0 shares of the Common Stock and 0 shares of Preferred Stock.

         (c) Mr. Anthony has not effected any transactions in the Common Stock during the past 60 days.

        (d) No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Anthony.

        (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


                                       3

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2008


                                            By:   /s/  MICHAEL ANTHONY
                                                  ----------------------
                                            Name/Title: Michael Anthony